Filed Pursuant to Rule 424(b)(3)
Securities Act File No. 333-290784

CAIS SPORTS, MEDIA AND ENTERTAINMENT FUND

Supplement dated June 12, 2026, to the

Prospectus, dated May 27, 2026

This supplement (“Supplement”) contains certain information that amends, supplements or modifies certain information contained in the accompanying prospectus (the “Prospectus”) of CAIS Sports, Media and Entertainment Fund (the “Fund”). This Supplement is part of, and should be read in conjunction with, the Prospectus. Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this Supplement remains unchanged. The Prospectus has been filed with the U.S. Securities and Exchange Commission and is available free of charge at www.sec.gov or by calling 844-241-8667. Capitalized terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

Effective immediately, the following changes are made to the Fund’s Prospectus:

The fiftth paragraph of the section contained in the inside front cover of the Prospectus titled “Investment Strategy” is hereby deleted in its entirety and replaced with the following:

In determining whether a particular investment constitutes an SME Investment, the Adviser considers one or more widely accepted third-party industry classification systems, as well as other relevant information regarding the issuer’s business activities and sources of revenue. If an investment is not classified within an SME industry, the Adviser may consider the investment to be an SME Investment if more than 50% of the issuer’s revenue is related to an SME industry. For investments made through private investment vehicles, the Adviser considers a variety of factors, including but not limited to the vehicle’s investment objective, strategy, portfolio composition, actual or expected underlying investments to which the Fund has economic exposure, and other available information in determining whether the investment constitutes an SME Investment.

The eighth paragraph of the section of the Prospectus titled “Prospectus Summary – Investment Objective and Strategy” and the ninth paragraph of the section of the Prospectus titled “Investment Objective, Policies, and Strategies” are hereby deleted in their entirety and replaced with the following:

In determining whether a particular investment constitutes an SME Investment, the Adviser considers one or more widely accepted third-party industry classification systems, as well as other relevant information regarding the issuer’s business activities and sources of revenue. If an investment is not classified within an SME industry, the Adviser may consider the investment to be an SME Investment if more than 50% of the issuer’s revenue is related to an SME industry. For investments made through private investment vehicles, the Adviser considers a variety of factors, including but not limited to the vehicle’s investment objective, strategy, portfolio composition, actual or expected underlying investments to which the Fund has economic exposure, and other available information in determining whether the investment constitutes an SME Investment. In making these determinations, the Adviser may rely on information obtained from Underlying Managers, company websites, third-party industry classification systems and data providers, and other sources it believes to be reliable.

Please retain this Supplement with your Prospectus.